Mail Stop 0407

      							June 10, 2005

Via U.S. Mail and Fax c/o Kevin Leung, Esq. (310-208-1154)
Mr. Yau-Sing Tang
President and Chief Financial Officer
China Cable and Communications, Inc.
22 Bei Xin Cun Hou Street, Xiang Shan, Haidian District
Beijing 100093, the People`s Republic of China

	Re:	China Cable and Communications, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed May 16, 2005

Dear Mr. Yau-Sing Tang:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Plan of Operation, page 32

1. Expand the disclosure in the liquidity and capital resources section to discuss the issuance of a going concern opinion by the auditors. Include a detailed discussion of management`s viable plan for overcoming your financial difficulties.  Discuss in detail your
cash requirements during the next twelve months and your ability to
generate sufficient cash to support operations. Expand this discussion to specifically include the manner in which you intend to generate future revenues.  Update this disclosure in each
subsequent
Form 10-Q.   Refer to Section 607.02 of the Financial Reporting
Codification.

Report of Independent Registered Accounting Firm, page F-1

2. We note that your audit report was signed by an audit firm based in California. We also note that you conduct your operations in China, your revenues are generated in China and all of your assets are located in China. Please tell us where the majority of audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in California.

Note 4. Summary of Significant Accounting Policies
General, page F-9

3. Revise your footnotes to disclose your functional currency and how you account for the impact foreign currency has on your financial statements.

4. Please tell us whether the restricted net assets of your consolidated and unconsolidated subsidiaries and your Company`s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. If restricted net assets do exceed the 25 percent threshold, please disclose what the specific restrictions are on the transfer of assets of your subsidiaries to you in the form of loans, advances or cash dividends without the consent of a third party. If also applicable, please disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. See Rule 4-08(e)(3) of Regulation S-X.





Basis of Consolidation, page F-9

5. Please tell us in detail your consideration of EITF 96-16 in your decision to present consolidated financial results for the joint venture. Specifically, tell us why Boading Multimedia does not have substantive participating rights as defined in EITF 96-16.

Impairment, page F-11

6. Revise your disclosure to include how you test for impairment of your long-lived assets under SFAS No. 144. Tell us how you determined there was no impairment of your property and equipment and intangible assets in 2004 and 2003.

Note 15. Stock Compensation Plan, page F-20

7. Please comply with the disclosure requirements of SFAS No. 123 and
APB No. 25.

Forms 10-Q for Fiscal Quarters Ended March 31, 2005

8. We note your Form 10-Q for the period ended March 31, 2005 has not been filed as of the issue date of this letter. The extension period following your notification of late filing has elapsed. Please file as soon as possible or tell us why you have not filed in a timely manner.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Carlos Pacho, at (202) 551- 3835 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 with any other questions.

								Sincerely,
								/s/ Carlos Pacho for

								Larry Spirgel
								Assistant Director


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Mr. Yau-Sing Tang
China Cable and Communications, Inc.
June 10, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE